                                     FORM 3

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

             Filed pursuant to Section 16(a) of the Securities
             Exchange Act of 1934, Section 17(a) of the Public
             Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting Person
    Schwarz                     John                      F
    (Last)                     (First)                (Middle)
    NS Group, Inc.
    530 West Ninth Street
    (Street)
    Newport                     KY                      41071
    (City)                     (State)                  (Zip)

2.  Date of Event Requiring Statement (Month/Day/Year)
    3/28/01

3.  IRS Identification Number of Reporting Person, if an Entity
    (Voluntary)

4.  Issuer Name and Ticker or Trading symbol
    NS Group, Inc.  (NSS)

5.  Relationship of Reporting Person to Issuer
    (Check all applicable)

             X        Director
                      Officer (give title)
                      10% Owner
                      Other (specify)

6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (Check applicable line)

    X        Form filed by one Reporting Person
             Form filed by more than one Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1.  Title of Security (Instr. 4)
       See Note 1 under Explanation of Responses.

2.  Amount of Securities Beneficially Owned (Instr. 4)

3.  Ownership Form:  Direct (D) or Indirect (I)
       (Instr. 5)

4.  Nature of Indirect Beneficial Ownership (Instr. 4)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 4)
    Stock Option  (right to buy)   See Note 2

2.  Date Exercisable and Expiration Date
    (Month/Day/Year)

    Date Exercisable           Expiration Date
       See Note 2                  3/28/11

3.  Title and Amount of Underlying Derivative Security
    (Instr. 4)

    Title                              Amount or Number of Shares
    Common Stock                              4,000 Shares

4.  Conversion or Exercise Price of Derivative Security
    (Instr. 5)

    $9.75

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)

    D

6.  Nature of Indirect Beneficial Ownership (Instr. 5)


/s/ John F. Schwarz
Signature of Reporting Person               Date:  April 10, 2001

Explanation of Responses:

Note 1: As of the date of the event requiring filing of this Form 3 (March 28, 2001), Mr. Schwarz did not beneficially own any non- derivative securities of NS Group, Inc.

Note 2: Acquired by Mr. Schwarz upon appointment to the Board pursuant to the 2000 Non-Employee Director Stock Option Plan in a transaction exempt pursuant to Rule 16(b)(3). Exercisable in annual increments of 33 1/3% beginning with the first anniversary of the date of grant.